ITEM 77M: Mergers

               Morgan Stanley Information Fund

     On September 17, 2003 a Special Meeting of Shareholders of Morgan Stanley Technology Fund ("Technology") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Technology and Morgan Stanley Information Fund ("Information"), pursuant to which substantially all of the assets of Technology would be combined with those of Information and shareholders of Technology would become shareholders of Information receiving shares of Information with a value equal to the value of their holdings in
Technology. On April 24, 2003 the Board of Trustees unanimously approved the Reorganization Agreement, and on September 17, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shares of Technology represented in person or by proxy and entitled to vote at the meeting.

      On  October  6, 2003, the Reorganization Plan  between
Technology and Information was completed according to the terms set forth above and in the Reorganization Agreement.

For:      51,541,936.116          Against:     4,689,092.606
Abstain:  5,234,140.425